# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewGenIvf Group Ltd, CIK 0001981662
CUSIP: G0544E147
Title of class of securities: Class B ordinary shares, no par value
Address of issuer's principal executive offices: 36/39-36/40, 13th Floor, PS Tower, Sukhu, Khlong Toei Nuea Sub-district, Watthana, Bangkok, Thailand (W1), 10110
Date of event which requires filing of this statement: 06/04/2026
Filed by CIK 0002009969
Persons authorized to receive notices and communications: Wing Fung Alfred Siu, 1/f, Pier 2, Central, Hong Kong, Hong Kong (K3), 999077, 852 2861 1666

## Reporting persons
- Wing Fung Alfred Siu (CIK 0002009969): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 113,771; sole dispositive power 0; shared dispositive power 113,771; aggregate amount beneficially owned 113,771 (2.8% of the class)
  Comment: (1) Consists of 56,881 Class B ordinary shares held by Wing Fung Alfred Siu and 56,890 Class B ordinary shares held by Mr. Siu's spouse, Hei Yue Tina Fong, as of June 4, 2026. Mr. Siu and Ms. Fong share voting and dispositive power with respect to such shares.
  
  (2) Percentage is calculated based on 3,912,518 Class A ordinary shares and 113,771 Class B ordinary shares issued and outstanding as of June 4, 2026.
- Hei Yue Tina Fong (CIK 0002009968): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 113,771; sole dispositive power 0; shared dispositive power 113,771; aggregate amount beneficially owned 113,771 (2.8% of the class)
  Comment: (1) Consists of 56,881Class B ordinary shares held by Wing Fung Alfred Siu and 56,890 Class B ordinary shares held by Mr. Siu's spouse, Hei Yue Tina Fong, as of June 4, 2026. Mr. Siu and Ms. Fong share voting and dispositive power with respect to such shares.
  
  (2) Percentage is calculated based on 3,912,518 Class A ordinary shares and 113,771 Class B ordinary shares issued and outstanding as of June 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class B ordinary shares, no par value
Name of issuer: NewGenIvf Group Ltd
Address of issuer's principal executive offices: 36/39-36/40, 13th Floor, PS Tower, Sukhu, Khlong Toei Nuea Sub-district, Watthana, Bangkok, Thailand (W1), 10110
Comment: This Amendment No. 1 (this "Amendment No.1") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 10, 2024 (the "Statement") and is filed on behalf of Wing Fung Alfred Siu and Hei Yue Tina Fong (former name Wai Lam Tina Fong). Each of the foregoing is a "Reporting Person" and collectively, the "Reporting Persons". This Amendment No. 1 relates to the Class B ordinary shares of the Issuer. Capitalized terms used herein without definition in this Amendment No. 1 shall have the meaning set forth in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and restated as follows:

(1) Wing Fung Alfred Siu, a citizen of United Kingdom and Hong Kong, China. The business address of Mr. Siu is 1/F, Pier 2, Central, Hong Kong. Mr. Siu is the Chairman and Chief Executive Officer of the Issuer; and

(2) Hei Yue Tina Fong (former name Wai Lam Tina Fong), a citizen of United Kingdom and Hong Kong, China. The business address of Ms. Fong is 1/F, Pier 2, Central, Hong Kong. Ms. Fong is a Director and Chief Marketing Officer of the Issuer. Ms. Fong is Mr. Siu's spouse.

Each of the Reporting Persons is party to that certain amendment to the Joint Filing Agreement originally dated April 10, 2024, as further described and defined in Item 6 below. Accordingly, the Reporting Persons are hereby jointly filing this Amendment No. 1.

During the last five years, no Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following:

On May 4, 2026, each of the Reporting Person was granted share options to acquire 56,851 Class B ordinary shares of the Issuer under the Issuer's 2024 Share Incentive Plan for no consideration. On June 4, 2026, the Reporting Persons provided formal notices of their exercise of 56,851 share options each, totaling 113,702 share options as accelerated in accordance with the Board resolution passed on May 26, 2026, at an exercise price of US$0.0001 per share (the "Exercise of Share Options"). Upon settlement of the exercise price via the requested debit to their directors' current account and compliance with all applicable laws and Company policies, the Issuer allotted and issued each of the Reporting Persons 56,851 Class B ordinary shares, fully paid and non-assessable on June 4, 2026.

The Issuer's 2024 Share Incentive Plan is attached hereto as exhibit 8 to this Amendment No. 1 and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

The information regarding the Exercise of Share Options set forth in Item 3 above is incorporated into this Item 4 by reference. The Reporting Persons hold the Class B ordinary shares to retain control of the Issuer. The Reporting Persons have served as director of the Issuer since 2019, and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Item, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, expect to evaluate on a continuing basis his goals and objectives, other business opportunities available to them and may change their plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Amendment No.1 (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deems relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated as follows:

The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Amendment No.1 that relate to the aggregate number and percentage of Class B ordinary shares of the Issuer (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No.1 that relate to the number of shares of Class B ordinary shares of the Issuer as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No.1, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Class B ordinary shares during the sixty days prior to the date of filing this Amendment No.1.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's ordinary shares beneficially owned by the Reporting Persons as reported in this Amendment No.1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

On June 8, 2026, the Reporting Persons entered into an amendment to the Joint Filing Agreement originally dated April 10, 2024, in which the parties agreed to the joint filing on behalf of each of them of statements on this Amendment No.1 with respect to ordinary shares of the Issuer. The amendment to the Joint Filing Agreement is attached hereto as Exhibit 10 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit No. Description

8 NewGenIvf Group Limited Amended and Restated 2024 Share Incentive Plan (incorporated by reference to Exhibit 4.21 to the Issuer's Annual Report on Form 20-F (File No. 001-42004) filed with the SEC on March 31, 2026

10* Amendment to the Joint Filing Agreement, dated as of June 8, 2026

* Filed herewith

## Signatures
- Wing Fung Alfred Siu: /s/ Wing Fung Alfred Siu, Wing Fung Alfred Siu (06/08/2026)
- Hei Yue Tina Fong: /s/ Hei Yue Tina Fong, Hei Yue Tina Fong (06/08/2026)